Exhibit 99.4

For Immediate Release

Bell Canada renews Medium Term Notes (MTN) program

MONTRÉAL, June 19, 2018—Bell Canada (Bell) today announced the filing of a prospectus supplement to a short form base shelf prospectus dated March 20, 2018 with the various securities regulatory authorities in all provinces of Canada and with the Securities and Exchange Commission (SEC) in the United States to renew Bell’s Medium Term Notes (MTN) program.

The MTN program will enable Bell to offer up to Cdn $3 billion of MTN Debentures from time to time until April 20, 2020. The MTN Debentures will be fully and unconditionally guaranteed by BCE Inc. (TSX, NYSE: BCE). Consistent with past practice, the MTN program was renewed to continue to provide Bell with financial flexibility and efficient access to the Canadian and U.S. capital markets.

Bell also entered into a dealer agreement under which certain dealers have agreed to act as agents with respect to future offerings of the MTN Debentures.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offer of securities covered by the prospectus supplement will be made by a pricing supplement containing specific information about the terms of any such offering.

About Bell

Bell is Canada’s largest communications company, providing advanced broadband wireless, TV, Internet and business communication services across the country. Bell Media is Canada’s premier multimedia company with leading assets in television, radio, out of home and digital media. Founded in Montréal in 1880, Bell is wholly owned by BCE Inc. (TSX, NYSE: BCE). To learn more, please visit Bell.ca or BCE.ca.

The Bell Let’s Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day, and provides significant Bell funding of mental health care and access, research, and workplace leadership initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Marie-Eve Francoeur

514-391-5263

marie-eve.francoeur@bell.ca

Investor inquiries:

Thane Fotopoulos

514-870-4619

thane.fotopoulos@bell.ca

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